ALTERNATIVE ACCESS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	561,748
Accounts receivable		406,977
Furniture and equipment net of accumulated depreciation of $38,448		196
Other assets		8,475
Total assets	$	977,396

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	71,138
Deferred revenue		16,667
Total liabilities	$	87,805
Commitments and contingencies (note 4)		
Member's Equity	$	889,591
Total liabilities and member's equity	$	977,396

The accompanying notes are an integral part of the financial statements.